

July 15, 2011

<u>Via Facsimile</u>
Ignacio González Domínguez
Chief Executive Officer
Telvent GIT, S.A.
Valgrande, 6
28108, Alcobendas, Madrid, Spain

     Re: Telvent GIT, S.A.
               Form 20-F for the Fiscal Year Ended December 31, 2010
               Filed April 7, 2011
               File No. 0-50991

Dear Mr. Domínguez:

We refer you to our comment letters dated May 10, 2011, and June 16, 2011, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Cecilia Blye

                                      Cecilia Blye, Chief
                                      Office of Global Security Risk

cc: Barbara Jacobs
         Assistant Director
         Division of Corporation Finance